

December 21, 2012

Via E-mail
Ms. Lauren Farrell
Vice President, Finance
HeartWare International, Inc.
205 Newbury Street, Suite 101
Framingham, Massachusetts 01701

      Re: **HeartWare International, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2011
               Filed February 27, 2012
               File No. 001-34256

Dear Ms. Farrell:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Revenue, net, page 45

1. We note that you have not received FDA approval in the U.S. for the HeartWare System. We also note your discussion on page 45 of the significant increase in sales in the U.S. related to the increased enrollment in your destination therapy clinical trial. Please tell us the nature of these sales, the terms of the clinical trials and your revenue recognition policy related to this arrangement. Please clarify how your products are sold in the clinical trials.

Liquidity and Capital Resources, page 51

2. We see that you generate a significant amount of sales in foreign jurisdictions but do not see any related discussion of cash held in foreign locations and unremitted foreign earnings, whether you repatriate any foreign earnings, or plan to repatriate any foreign earnings for U. S. working capital needs, and the related tax impact. To the extent such amounts could be considered material to an understanding of your liquidity and capital resources, please revise your future filings to disclose the amounts of cash, cash equivalents and investment amounts held by your foreign subsidiaries that would not be available for use in the United States without incurring U.S federal and state income tax consequences. Please further provide a discussion of any known trends, demands or uncertainties as a result of your policy that are reasonably likely to have a material effect on the business as a whole or that may be relevant to your financial flexibility. Refer to Item 303(a) (1) of Regulation S-K, SEC Release 33-8350, and Financial Reporting Codification Section 501.03.a.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640, or me at (202) 551-3676 if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief